Exhibit 99.1

Hanwha SolarOne Reports Third Quarter 2012 Results

SHANGHAI, December 11, 2012 — Hanwha SolarOne Co., Ltd. (“SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the quarter ended September 30, 2012. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Shanghai Time) on December 11, 2012. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

Third QUARTER 2012 HIGHLIGHTS 1

—	Total net revenues were RMB966.1 million (US$153.7 million), a decrease of 9.9% from 2Q12, and a decrease of 32.8% from 3Q11.
—	PV module shipments, including module processing services, were 239.5 MW, an increase of 3.8% from 230.7 MW in 2Q12, and an increase of 19.2% from 200.9 MW in 3Q11.
—	Average selling price (“ASP”), excluding module processing services, decreased to RMB4.22 per watt (US$0.67) from RMB4.85 per watt in 2Q12, and decreased from RMB7.86 per watt in 3Q11.
—	Gross loss was RMB56.1 million (US$8.9 million), compared with gross profit of RMB67.5 million in 2Q12 and, gross loss of RMB155.2 million in 3Q11.
—	Gross margin was negative 5.8%, compared with positive 6.3% in 2Q12, due to the decline in ASP outpacing the decline in production costs. Gross margin in 3Q11 was negative 10.8%.
—

Operating loss increased to RMB251.2 million (US$40.0 million) from an operating loss of RMB82.8 million in 2Q12. The Company recorded an operating loss of RMB327.8 million in 3Q11. The increase in operating loss in 3Q12 from 2Q12 was primarily due to further declined ASP and an increased operating expense such as freight.

—	Operating margin was negative 26.0%, compared with negative 7.7% in 2Q12 and negative 22.8% in 3Q11.
—	Net loss attributable to shareholders on a non-GAAP basis was RMB301.9 million (US$48.0 million), compared with a net loss of RMB245.9 million in 2Q12 and a net loss of RMB295.7 million in 3Q11.
—

Net loss per basic ADS on a non-GAAP basis was RMB3.57 (US$0.57), compared with a net loss per basic ADS on a non-GAAP basis of RMB2.91 in 2Q12 and a net loss per ADS on a non-GAAP basis of RMB3.51 in 3Q11.

—

Net loss attributable to shareholders on a GAAP basis was RMB322.1 million (US$51.3 million), compared with a net loss attributable to shareholders on a GAAP basis of RMB266.7 million in 2Q12. The Company recorded a non-cash gain of RMB1.2 million (US$0.2 million) from the change in fair value of the convertible feature of the Company’s convertible bonds, as compared with a non-cash gain of RMB1.1 million in 2Q12. Net loss attributable to shareholders on a GAAP basis in 3Q11 was RMB177.6 million, including a non-cash gain of RMB131.4 million from the change in fair value of the convertible feature of the Company’s convertible bonds. As explained in prior quarters, the fluctuations in the fair value of the convertible feature of the Company’s convertible bonds are primarily due to changes in the Company’s ADS price, over which the Company has no direct control, and does not reflect the operating performance of the Company.

—	Net loss per basic ADS on a GAAP basis was RMB3.81 (US$0.61), compared with a net loss per basic ADS on a GAAP basis of RMB3.16 in 2Q12 and a net loss per basic ADS on a GAAP basis of RMB2.11 in 3Q11.
—	Annualized Return on Equity (“ROE”) on a non-GAAP basis was negative 38.5%, compared with negative 28.8% in 2Q12 and negative 24.6% in 3Q11.
—	Annualized ROE on a GAAP basis was negative 36.0% in 3Q12, compared with negative 27.6% in 2Q12 and negative 13.6% in 3Q11.

1 All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

Mr. Ki-Joon HONG, Chairman and CEO of Hanwha SolarOne commented, “In spite of a difficult operating environment, we achieved some good progress in shipment and production costs during the third quarter even though we suffered from continued ASP decline. Our shipment volumes grew nicely quarter-to-quarter, our production costs continued to decline and now are reaching our year-end target, and we are increasingly seeing synergies with our parent company, particularly in downstream activities. We also anticipate opportunities resulting from the cooperation with Q CELLS, which was recently acquired by our parent company. We remain optimistic that our presence in large new growth markets such as China, Japan and the US, will provide incremental volume potential in 2013. Challenging industry conditions remain: overcapacity, a spike in manufacturer’s inventories, declining prices, and regulatory issues pertaining to duties in the US and possibly Europe. In spite of these, we continue to move forward with our long-term goals, in concert with support from our largest shareholder. We believe we have established the brand, a competitive cost structure, balance sheet and a management team to enter the next growth stage of the industry.”

THIRD QUARTER 2012 RESULTS

—

Total net revenues were RMB 966.1 million (US$153.7 million), a decrease of 9.9% from RMB 1,071.7 million in 2Q12, and a decrease of 32.8% from RMB 1,437.3 million in 3Q11. The decrease in total net revenues in 3Q12 compared with 2Q12 is primarily due to lower selling prices.

—	PV module shipments, including module processing services, were 239.5 MW, an increase from 230.7 MW in 2Q12, and also an increase from 200.9 MW in 3Q11.
—

Revenue contribution from PV module processing services as a percentage of total net revenues was 6.2%, compared with 4.8% in 2Q12. The Company continues to shift its focus to branded sales, but processing services temporarily increased.

—

The Company shipped PV modules to over 24 countries during 3Q12. Europe and Africa (“EA”) accounted for 63% of total shipments. Germany accounted for 39% of total shipments. Other significant markets in Europe included Italy, Belgium and Holland, representing 6%, 5% and 5% of total shipments, respectively. The Asia Pacific region (“AP”) accounted for 22% of total shipments, including China (11%), Korea (6%), Japan (3%) and India (2%). Shipments to North America, including the United States, represented 13% of total shipments.

Module revenue by shipping destination 3Q12                                    Module revenue by shipping destination 2Q12

—	ASP, excluding module processing services, decreased to RMB4.22 per watt (US$0.67) from RMB4.85 per watt in 2Q12 and from RMB7.86 per watt in 3Q11.
—	Gross loss was RMB56.1 million (US$8.9 million), compared with gross profit of RMB67.5 million in 2Q12 and gross loss of RMB155.2 million in 3Q11.

—

Gross margin was negative 5.8%, compared with positive 6.3% in 2Q12. Internal production costs decreased but the decline in ASP outpaced the decline in production costs from 2Q12 to 3Q12. Gross margin in 3Q11 was negative 10.8%. Gross loss in 3Q12 included the non-cash charges from inventory write-down of RMB32.0 million (US$5.1 million).

—

The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$0.71, representing a 1.4% decrease from US$0.72 in 2Q12. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells.

—

Internal production costs (including both silicon and non-silicon costs) using internally sourced wafers were US$0.67 per watt, representing a 5.6% decrease from US$0.71 per watt in 2Q12. The decrease was primarily due to reduced polysilicon costs as well as operational improvements.

—

Operating loss was RMB251.2 million (US$40.0 million), compared with an operating loss of RMB82.8 million in 2Q12 and an operating loss of RMB327.8 million in 3Q11. Operating margin was negative 26.0%, compared to negative 7.7% in 2Q12 and negative 22.8% in 3Q11.

—

Operating expenses as a percentage of total net revenues were 20.2% in 3Q12, compared with 14.0% in 2Q12 and 12.0% in 3Q11. The higher percentage in 3Q12 compared with 2Q12 was primarily due to a large increase in freight charges.

—	Interest expense was RMB79.9 million (US$12.7 million), compared with RMB76.6 million in 2Q12 and RMB47.2 million in 3Q11, as a result of the Company’s higher debt levels.
—

The Company recorded a net gain of RMB18.1 million (US$2.9 million), which combined the effect of a foreign exchange gain with a loss from the change in fair value of derivatives. The Company recorded a net loss of RMB34.3 million in 2Q12 and a net gain of RMB0.4 million in 3Q11, which were the net effect of the foreign exchange gain/loss and the gain/loss from changes in fair value of derivatives.

—

Gain from the change in fair value of the conversion feature of the Company’s convertible bonds was RMB1.2 million (US$0.2 million), compared with a gain of RMB1.1 million in 2Q12 and a gain of RMB131.4 million in 3Q11. The fluctuations resulting from the application of ASC 815-40 on January 1, 2009, were primarily due to changes in the Company’s ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

—	Income tax benefit in 3Q12 was RMB15.8 million (US$2.5 million), compared with income tax expense of RMB77.8 million in 2Q12 and income tax benefit of RMB65.4 million in 3Q11.
—

Net loss attributable to shareholders on a non-GAAP basis[1] was RMB301.9 million (US$48.0 million), compared with a net loss attributable to shareholders of RMB245.9 million in 2Q12 and net loss attributable to shareholders of RMB295.7 million in 3Q11.

—

Net loss per basic ADS on a non-GAAP basis was RMB3.57 (US$0.57), compared with a net loss per basic ADS on a non-GAAP basis of RMB2.91 in 2Q12 and a net loss per basic ADS on a non-GAAP basis of RMB3.51 in 3Q11.

—

Net loss attributable to shareholders on a GAAP basis was RMB322.1 million (US$51.3 million), compared with a net loss attributable to shareholders of RMB266.7 million in 2Q12 and net loss attributable to shareholders of RMB177.6 million in 3Q11.

—	Net loss per basic ADS on a GAAP basis was RMB3.81 (US$0.61), compared with a net loss per basic ADS on a GAAP basis of RMB3.16 in 2Q12 and net loss per basic ADS of RMB2.11 in 3Q11.
—	Annualized ROE on a non-GAAP basis was negative 38.5%, compared with negative 28.8% in 2Q12 and negative 24.6% in 3Q11.
—	Annualized ROE on a GAAP basis was negative 36.0%, compared with negative 27.6% in 2Q12 and negative 13.6% in 3Q11.

FINANCIAL POSITION

The Company is in the process of assessing potential impairments of its long-lived assets, deferred tax assets and the provision for certain accounts receivable and advanced payments. The Company will report its outcome and any impairment when it is completed. If impairment charges are made, they will be non-cash accounting charges.

As of September 30, 2012, the Company had cash and cash equivalents of RMB1,607.2 million (US$255.7 million) and net working capital of RMB915.4 million (US$145.6 million), compared with cash and cash equivalents of RMB1,789.3 million and net working capital of RMB1,280.4 million as of June 30, 2012. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB1,917.7 million (US$305.1 million), compared with RMB1,941.6 million as of June 30, 2012. The decrease in short-term bank borrowings was primarily due to the Company’s ongoing strategy to shift debt to longer–term bank borrowings.

As of September 30, 2012, the Company had total long-term debt of RMB2,757.9 million (US$438.8 million), which comprised both long-term bank borrowings and convertible notes payable. The Company’s long-term bank borrowings are to be repaid in installments until their maturities, which range from 2 to 4 years. Holders of the convertible notes have the option to require the Company to redeem the notes beginning on January 15, 2015.

Net cash used in operating activities in 3Q12 was RMB 322.1 million (US$51.2 million), compared with net cash used in operating activities of RMB335.4 million in 2Q12 and net cash used in operating activities of RMB432.1 million in 3Q11.

As of September 30, 2012, accounts receivable were RMB 1,154.6 million (US$183.7 million), compared with RMB 802.9 million as of June 30, 2012 and RMB 537.5 million as of December 31, 2011. Days sales outstanding were 126 days in 3Q12, compared with 77 days in 2Q12 and 80 days in 3Q11. The Company increased its payment terms as a market strategy.

As of September 30, 2012, inventories increased to RMB757.0 million (US$120.4 million) from RMB684.9 million as of June 30, 2012, and from RMB684.0 million as of December 31, 2011. Days inventory were 63 days in 3Q12, compared with 60 days in 2Q12 and 59 days in 3Q11.

Capital expenditures were RMB80.1 million (US$12.7 million) in 3Q12. In 3Q12, the Company repurchased an additional $22 million of its convertible bonds. The Company previously repurchased approximately $50 million of its convertible bonds during 1Q12.

CAPACITY

As of September 30, 2012, the Company had production capacity of 800 MW for ingots and wafers, 1.3 GW for cells and 1.5 GW for modules. The Company currently has no near-term plan to add additional capacity. Management will review expansion needs in the future in line with changes in overall market demand.

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For the full year 2012, the Company expects:

—	Module shipments reduced from the previous forecast (900 MW to 1 GW) to a range of 825 to 850 MW.
—	Capital expenditures of US$100 million (Reduced from US$150 million), depending on demand and other market conditions.

—	Processing costs (excluding silicon costs) to be approximately US$0.50 per watt by the end of 2012.

OTHER DEVELOPMENTS

On September 6, 2012, the European Commission launched an anti-dumping investigation regarding whether Chinese producers are selling solar panels at unfairly low prices in Europe. The Company believes its pricing practices have been fair and lawful in Europe and other jurisdictions. In any event, the Company intends to vigorously defend itself and rebut all allegations.

CONFERENCE CALL

The Company will host a conference call to discuss the third quarter of 2012 results at 8:00 am Eastern Time (9:00 pm Shanghai Time) on December 11, 2012. Mr. Ki-Joon HONG, Chairman and CEO, Mr. Min Su KIM, President, Mr. Dong Kwan KIM, Chief Strategy Officer, Mr. Jung Pyo SEO, Chief Financial Officer, and Mr. Paul Combs, Vice President of Investor Relations will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

— U.S. Toll Free Number:	+1 866 519 4004
— International dial-in number:	+656 723 9381
— China Toll Free Number:	800 819 0121
400 620 8038

Pass code: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

— U.S. Toll Free Number:	1 855 452 5696
— International dial-in number:	+61 2 8199 0299

Pass code: 74880535

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of September 28, 2012, which was RMB6.2848 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 28, 2012 or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include full-year 2012 estimates for PV product shipments, ASPs, gross margin, production capacities, production costs, capital expenditures and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Paul Combs

V.P. of Investor Relations

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

Email: paul.combs@hanwha-solarone.com

Hanwha SolarOne Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	December 31	June 30	September 30	September 30
	2011	2012	2012	2012
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	1,976,555	1,789,265	1,607,164	255,722
Restricted cash	281,626	603,157	228,132	36,299
Derivative contracts	29,091	6,778	-	-
Accounts receivable, net	537,540	802,939	1,154,597	183,713
Notes receivable	60,208	7,210	5,429	864
Inventories, net	684,049	684,887	756,966	120,444
Advance to suppliers, net	475,645	406,806	401,675	63,912
Other current assets	528,572	353,433	344,587	54,828
Deferred tax assets - net	264,590	232,698	249,136	39,641
Amount due from related parties	241,453	323,828	422,205	67,179

Total current assets	5,079,329	5,211,001	5,169,891	822,602

Non-current assets
Fixed assets – net	4,715,962	4,828,485	4,784,458	761,275
Intangible assets – net	334,987	338,518	336,819	53,593
Goodwill	-	-	-	-
Deferred tax assets - net	16,493	9,581	8,237	1,311
Long-term deferred expenses	49,702	35,751	29,854	4,750
Amount due from related parites	-	-	-	-
Long-term prepayment	204,570	197,841	176,884	28,145

Total non-current assets	5,321,714	5,410,176	5,336,252	849,074

TOTAL ASSETS	10,401,043	10,621,177	10,506,143	1,671,676

LIABILITIES
Current liabilities
Derivative contracts	30,670	9,701	13,834	2,201
Short-term bank borrowings	1,764,251	1,520,570	1,459,990	232,305
Long-term bank borrowings, current portion	242,604	420,980	457,725	72,830
Accounts payable	1,024,947	826,174	1,076,029	171,211
Notes payable	462,602	562,783	641,135	102,014
Accrued expenses and other liabilities	375,238	339,854	364,028	57,922
Customer deposits	84,871	63,904	46,490	7,397
Unrecognized tax benefit	143,473	143,473	143,473	22,829
Amount due to related parties	42,342	43,151	51,815	8,244

Total current liabilities	4,170,998	3,930,590	4,254,519	676,953

Non-current liabilities
Long-term bank borrowings	1,352,373	2,475,305	2,406,121	382,848
Convertible bonds	498,646	403,055	351,778	55,973
Long term payable	50,000	50,000	52,450	8,346
Deferred tax liabilities	25,387	25,093	24,945	3,969

Total non-current liabilities	1,926,406	2,953,453	2,835,294	451,136

TOTAL LIABILITIES	6,097,404	6,884,043	7,089,813	1,128,089

Redeemable ordinary shares	24	24	24	4

EQUITY
Shareholders’ equity
Ordinary shares	315	315	316	50
Additional paid-in capital	3,996,418	4,000,222	4,002,418	636,841
Statutory reserves	174,456	174,727	174,727	27,802
Retained earnings	132,426	(438,160)	(760,294)	(120,973)
Accumulated other comprehensive income	-	6	(861)	(137)

Total shareholders’ equity	4,303,615	3,737,110	3,416,306	543,583

TOTAL EQUITY	4,303,639	3,737,134	3,416,330	543,587

TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	10,401,043	10,621,177	10,506,143	1,671,676

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (ADS) and per share (ADS) data

	For the three months ended
	September 30	June 30	September 30	September 30
	2011	2012	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000

Net revenues	1,437,306	1,071,715	966,129	153,725

Cost of revenues	(1,592,546)	(1,004,179)	(1,022,182)	(162,644)

Gross profit / (loss)	(155,240)	67,536	(56,053)	(8,919)

Operating expenses
Selling expenses	(76,614)	(75,888)	(98,322)	(15,644)
G&A expenses	(78,167)	(56,918)	(73,807)	(11,744)
R&D expenses	(17,741)	(17,514)	(23,001)	(3,660)

Total operating expenses	(172,522)	(150,320)	(195,130)	(31,048)

Operating loss	(327,762)	(82,784)	(251,183)	(39,967)

Interest expenses	(47,236)	(76,601)	(79,876)	(12,709)
Interest income	1,878	4,447	5,489	873
Exchange gain (loss)	(18,739)	(41,207)	25,783	4,102
Gain (loss) on change in fair value of derivative	19,169	6,939	(7,667)	(1,220)
Gain (loss) on change in conversion feature fair value of convertible bond	131,445	1,150	1,219	194
Loss on extinguishment of debt	-	2,455	(29,054)	(4,623)
Other income	2,360	2,367	2,259	359
Other expenses	(4,174)	(5,651)	(4,880)	(776)

Net loss before income tax	(243,059)	(188,885)	(337,910)	(53,767)

Income tax expenses	65,424	(77,772)	15,776	2,510

Net loss	(177,635)	(266,657)	(322,134)	(51,257)

Net loss attributable to shareholders	(177,635)	(266,657)	(322,134)	(51,257)

Net loss per share
Basic	(0.42)	(0.63)	(0.76)	(0.12)
Diluted	(0.42)	(0.63)	(0.76)	(0.12)

Shares used in computation
Basic	420,655,036	422,023,107	422,255,918	422,255,918
Diluted	420,655,036	422,023,107	422,255,918	422,255,918

Net loss per ADS
Basic	(2.11)	(3.16)	(3.81)	(0.61)
Diluted	(2.11)	(3.16)	(3.81)	(0.61)

ADSs used in computation
Basic	84,131,007	84,404,621	84,451,184	84,451,184
Diluted	84,131,007	84,404,621	84,451,184	84,451,184

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the three months ended
	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000

Cash flow from operating activities
Net loss	(177,635)	(266,657)	(322,134)	(51,257)

Adjustments to reconcile net income (loss) to net cash provided (used) in operating activities:
Unrealised (gain)/loss from derivative contracts	(18,149)	27	10,911	1,736
Amortization of convertible bonds discount	13,981	23,728	22,454	3,572
Changes in fair value of conversion feature of convertible bonds	(131,445)	(1,140)	(1,229)	(196)
Loss on extinguishment of debt	1,037	(2,455)	29,054	4,623
Loss from disposal of fixed assets	-	3,884	2,986	475
Depreciation and amortization	59,351	88,299	92,769	14,761
Amortization of long-term deferred expenses	1,648	11,015	4,551	724
Reversal of doubtful debt of advance to suppliers	(7)			-
Provision for doubtful debt of accounts receivable	316	-		-
Write down of inventories	194,850	20,395	44,916	7,147
Stock compensation expense	5,298	1,737	2,197	350
Warranty provision	15,718	9,812	4,662	742
Warranty reversal	(6,822)	(686)	(6,688)	(1,064)
Deferred tax benefit	(41,640)	76,477	(15,242)	(2,425)
Unrecognized tax benefit	(8,772)	-	-	-
Other comprehensive income	-	6	(867)	(138)
Changes in operating assets and liabilities
Restricted cash	(36,643)	(40,184)	(44,117)	(7,020)
Inventory	(495,237)	(46,166)	(116,995)	(18,616)
Account and notes receivables	25,989	(198,490)	(349,877)	(55,671)
Advance to suppliers and long-term prepayments	(91,230)	173,510	26,088	4,151
Long-term deferred expenses	-	(1,484)	-	-
Intangible assets	(88,119)	-	-	-
Other current assets	(47,794)	31,340	9,550	1,522
Amount due from related parties	(4,155)	(227,260)	(98,377)	(15,653)
Accounts and notes payable	376,076	(40,690)	364,254	57,958
Accrued expenses and other liabilities	(35,016)	(7,603)	31,388	4,994
Customer deposits	12,484	25,906	(17,414)	(2,771)
Amount due to related parties	(6,207)	31,230	2,640	420
Long-term payable	50,000		2,450	390

Net cash provided (used) in operating activities	(432,123)	(335,449)	(322,070)	(51,246)

Cash flows from investing activities
Acquisition of fixed assets	(847,612)	(39,615)	(80,052)	(12,737)
Change of restricted cash	(8,127)	15,989	1,472	234

Net cash provided (used) in investing activities	(855,739)	(23,626)	(78,580)	(12,503)

Cash flows from financing activities
Proceeds from exercise of stock option	-	-	-	-
Payment for repurchase of redeemable ordinary shares	-	-	-	-
Payment for repurchase of convertible bonds	-	-	(99,440)	(15,822)
Change of restricted cash	-	(361,121)	417,670	66,457
Proceeds from short-term bank borrowings	1,132,522	495,694	968,467	154,097
Proceeds from long-term bank borrowings	1,150,768	1,258,676	6,457	1,027
Payment of short term bank borrowings	(415,945)	(1,078,660)	(1,029,047)	(163,736)
Payment for long term bank borrowings	(230,000)	(61,605)	(38,896)	(6,189)
Payment of arrangement fee of long-term loans	-	(10,571)	(5,188)	(825)
Payment of arrangement fee of short-term loans	-	(2,932)	(1,474)	(235)

Net cash provided (used) by financing activities	1,637,345	239,481	218,549	34,774

Net increase (decrease) in cash and cash equivalents	349,483	(119,594)	(182,101)	(28,975)

Cash and cash equivalents at the beginning of period	1,485,677	1,908,859	1,789,265	284,697

Cash and cash equivalents at the end of period	1,835,160	1,789,265	1,607,164	255,722

Supplemental disclosure of cash flow information:
Interest paid	40,408	47,116	51,848	8,250
Income tax paid	12,227	30,610	(10,331)	(1,644)
Realized gain/(loss) from derivative contracts	1,019	6,967	3,243	516
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	(37,381)	(19,837)	(30,023)	(4,777)

	For the three months ended
	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2012
	(RMB million)	(RMB million)	(RMB million)	(US$ million)

Non-GAAP net loss	(295.7)	(245.9)	(301.9)	(48.0)

Fair value changes of the conversion features of the Convertible bonds	131.4	1.1	1.2	0.1

Accretion of interest of the Convertible bonds	(22.2)	(21.9)	(21.4)	(3.4)

Unrecognized tax benefit	8.9	-	-	-

GAAP net loss	(177.6)	(266.7)	(322.1)	(51.3)

	For the three months ended
	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2012
	(RMB)	(RMB)	(RMB)	(US$)

Non GAAP net loss per ADS - Basic	(3.51)	(2.91)	(3.57)	(0.57)

Fair value changes of the conversion features of the Convertible bonds	1.56	0.01	0.01	(0.00)

Accretion of interest of the Convertible bonds	(0.26)	(0.26)	(0.25)	(0.04)

Unrecognized tax benefit	0.10		-	-

Net loss contributed to shareholders per ADS - Basic	(2.11)	(3.16)	(3.81)	(0.61)

ADS (Basic)	84,131,007	84,404,621	84,451,184	84,451,184

	For three months ended			Annualized for the three months ended
	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2011	June 30, 2012	September 30, 2012

Non-GAAP Return on Equity	-6.15%	-7.21%	-9.62%	-24.60%	-28.84%	-38.48%

Fair value changes of the conversion features of the Convertible bonds	3.00%	0.89%	1.21%	12.01%	3.56%	4.84%

Accretion of interest of the Convertible bonds	-0.42%	-0.57%	-0.60%	-1.69%	-2.28%	-2.40%

Unrecognized tax benefit	0.17%	-	-	0.68%	-	-

GAAP Return on equity	-3.40%	-6.89%	-9.01%	-13.60%	-27.56%	-36.04%